UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

August 16, 2024

(Date of Report)

NV REIT LLC

(Exact name of registrant as specified in its charter)

Delaware	88-4084839
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5227 N. 7th Street Phoenix, AZ	85104
(Address of principal executive offices)	(Zip Code)

602-714-1555
Registrant’s telephone number, including area code

Class A Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Change to Limited Rights of Liquidity

The section of the Offering Circular captioned “SECURITIES BEING OFFERED – Limited Right of Liquidity” is revised as follows:

The Authorizing Resolution that establishes the Class A Investor Shares gives Investors a limited right of liquidity by giving an Investor who has owned his, her, or its Class A Investor Shares for at least one (1) year the right to request that the Company purchase, or arrange for the purchase of, all or a portion of their Class A Investor Shares, but only after the Company has been qualified by the SEC for at least one year. To request that the Company purchase or arrange for the purchase shares, Investors must submit a written request to the Company specifying the number of shares the Investor desires to sell. If the request is received by the last day of a calendar quarter, the Company shall use commercially reasonable efforts to arrange for such purchase (or notify the Investor that the Company cannot accommodate the request) within thirty (30) days following the end of such quarter.

If the Company is not able to purchase or arrange for the purchase an Investor’s shares and so notifies the Investor within the time limits described above, the Investor may either rescind the request or maintain the request on a month-to-month basis until satisfied or rescinded. Investors have the right to withdraw a purchase request in writing at any time prior to the closing of the sale, provided that if an investor withdraws the request, any subsequent request will be treated as a new request.

This limited right of liquidity is subject to important limitations:

●	The Company is not required to purchase or arrange for the purchase of shares if the Company determines, in its sole discretion, that it does not have sufficient cash to do so or that doing so would be adverse to the interests of the Company or its other Stockholders.

●	The Company is not required to borrow money or dispose of assets.

●	During any given calendar year the Company shall not be obligated to purchase or arrange for the purchase of more than 2% of the total number of shares of Class A Investor Shares issued and outstanding during any calendar year (although it may choose to do so in its sole discretion).

●	The Delaware Limited Liability Company Act may limit the Company’s ability to repurchase shares. Under Section 18-607 of the Delaware Limited Liability Company Act, Delaware limited liability companies are generally prohibited from making distributions that would result in the company’s liabilities exceeding the fair value of its assets.

If more than one Investor requests that the Company purchase its Class A Investor Shares, the Company will consider the requests in the order received.

The purchase price of Class A Investor Shares repurchased pursuant to the limited right of liquidity will be the amount the Investor would have received with respect to such Class A Investor Shares had the Net Asset Value been distributed in complete liquidation of the Company, subject to a discount calculated as follows:

If the Investor Has owned His, Her, or Its Class A Investor Shares For:	The Discount Shall Be:
No redemptions can be made the first year.	--
More than one year but not more than two years.	3%
More than two years but not more than three years.	2%
More than three years.	1%

Each purchase of Class A Investor Shares shall be subject to a transaction fee of One Hundred Ninety-Five Dollars ($195.00). This fee may be waived in the event of a death or disability of the investor.

Purchase of Real Estate

The Company has acquired the real estate described below via the Company’s interest in NV REIT Partnership LLC Class B Shares. The real estate was acquired by having all the members of Venture at Mountain View LLC, and Arizona limited liability company (“Mountain View”), assign their interests in Mountain View to NV REIT Partnership LLC in exchange for Class A interests in NV REIT Partnership LLC.

Address	9633 North 17th Avenue, Phoenix, Arizona 85021

Description	● Multifamily property ● 26 units ● Stabilized with full occupancy
Form of Ownership	100% ownership of Venture at Mountain View LLC, an Arizona limited liability company.

Purchase Price	$4,290,000 via issuance of equity interests and assumption of outstanding debt

Preceding 12-Month Net Operating Income (Before debt service and depreciation	$99,265

Projected 12-Month Net Operating Income (Before debt service and depreciation)	$245,000

Fees to Sponsor from Acquisition	Acquisition fee of 2% of the purchase price

EXHIBITS

Exhibit 1A-2C	Second Amended and Restated Authorizing Resolution

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 16, 2024.

NV REIT LLC

By:	Neighborhood Management LLC, As Manager

By	/s/ Jamison Manwaring
Jamison Manwaring, Manager

DATED: August 16, 2024

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